EXHIBIT 2.1

SUMMARY SHEET: SUMMARY OF TERMS OF THE
SALE OF ZACH ABNEY #1 AND #2 WELLS

On August 30, 2007, CrossPoint Acquisition, LLC, a wholly-owned subsidiary of CrossPoint Energy Company, agreed to sell and did sell its interest in Zach Abney #1 and #2 wells and all appurtenant leasehold acreage (included in the Waskom Field Properties) located in Harrison County, Texas to Devon Energy Production Company L.P. for approximately $3.4 million. The sale has an effective date of August 1, 2007 and includes approximately 501 gross leasehold acres. The parties are to make the final adjustments within a post closing settlement statement within 60 days of August 30, 2007.